

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Michael Henderson, M.D.
Chief Executive Officer
Apogee Therapeutics, Inc.
221 Crescent St., Building 17, Suite 102b
Waltham, MA 02453

> **Re: Apogee Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 9, 2024**
> **CIK No. 0001974640**

Dear Michael Henderson:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Melanie E. Neary